                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                  AMENDMENT NO. 1
                                         TO
                                   SCHEDULE 14D-9
    Solicitation/Recommendation Statement Pursuant to Section 14 (d) (4) of the
                          Securities Exchange Act of 1934



                              VALLEY FORGE CORPORATION
                             (Name of Subject Company)



                              VALLEY FORGE CORPORATION
                        (Name of Person(s) Filing Statement)



                      COMMON STOCK, PAR VALUE $0.50 PER SHARE
                           (Title of Class of Securities)



                                     919640102
                       (CUSIP Number of Class of Securities)



                                  David R. Brining
                                     President
                              Valley Forge Corporation
                          100 Smith Ranch Road, Suite 326
                         San Rafael, California  94903-1994
                                   (415) 492-1500
          (Name, Address and Telephone Number of Persons Authorized to
 Receive Notice And Communications on Behalf of the Person(s) Filing Statement)


                                      Copy To:
                                 James V. Stepleton
                              Husch & Eppenberger, LLC
                                 100 North Broadway
                                     Suite 1300
                             St. Louis, Missouri 63102
                                   (314) 421-4800
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     Valley Forge Corporation amends its Schedule 14D-9 dated December 9, 1998, as follows:


     THE SECOND PARAGRAPH OF ITEM 2 APPEARING ON PAGE 2 OF THE SCHEDULE 14D-9 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO PROVIDE:

     The Offer is being made in accordance with an Agreement and Plan of Merger, dated December 2, 1998, as amended as of December 28, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), and the Company (the "Surviving Corporation") will become a wholly-owned subsidiary of the Parent.


     PARAGRAPH NUMBER 6 OF ITEM 4 APPEARING ON PAGE 17 OF THE SCHEDULE 14D-9 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO PROVIDE:

     6. The opinion of CIBC Oppenheimer dated December 2, 1998 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $19.00 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders. The full text of CIBC Oppenheimer's written opinion dated December 2, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CIBC Oppenheimer, is attached hereto as Exhibit 7 and is incorporated herein by reference. (CIBC Oppenheimer has consented to the inclusion of its opinion letter to the Company Board as Exhibit 7 hereto. In giving such consent, CIBC Oppenheimer does not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder, nor does it thereby admit that it is an expert with respect to any part of this Schedule 14D-9 within the meaning of the term "experts" as used in the Securities Act or the rules and regulations of the Commission.) CIBC Oppenheimer's opinion is directed only to the fairness, from a financial point of view, of the $19.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.


     ITEM 9 OF THE SCHEDULE 14D-9 IS AMENDED TO ADD THE FOLLOWING EXHIBIT UNDER THE HEADINGS "EXHIBIT NUMBER" AND "DESCRIPTION:"

     10 Amendment No.1 dated as of December 28, 1998, to Agreement and Plan of Merger dated as of December 2, 1998.**


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                                     SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 31, 1998              VALLEY FORGE CORPORATION


                                      By: /s/David R. Brining
                                          -------------------------------------
                                          President and Chief Executive Officer





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